THE AEGIS FUNDS
6862 ELM STREET, SUITE 830
MCLEAN, VA 22101
TEL. (703) 528-7788
FAX (703) 528-1395

June 26, 2025

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Rule 17g-1 Fidelity Bond Filing –   The Aegis Funds (811-21399)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, please find the following information with respect to The Aegis Funds:

a. A copy of the executed fidelity bond insuring The Aegis Funds for the period from June 1, 2025 through June 1, 2026 is enclosed as EXHIBIT 1 (the "Bond");

b. A copy of the resolutions from the June 9, 2025 meeting of the Board of Trustees at which a majority of the Independent Trustees approved the amount, type, form and coverage of the Bond for the period from June 1, 2025 through June 1, 2026 is enclosed as EXHIBIT 2.

A premium of $1,464 has been paid for $750,000 of fidelity bond coverage for the period from June 1, 2025 to June 1, 2026.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Justin P. Harrison

Justin P. Harrison
Chief Compliance Officer

Enclosures

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Bond No. P-001-001590685-01

AXIS Insurance Company (admitted)

233 South Wacker Drive, Suite 4930, Chicago, IL 60606

(866) 259-5435

A Stock Insurer

(Herein called Underwriter)

DECLARATIONS

Item 1.   Name of Insured (herein called Insured):   Aegis Financial Corporation

           Principal Address: 6862 Elm St, Ste 830

                                           Mclean, VA 22101

Item 2. Bond Period: from 12:01 a.m. on   06/01/2025   to 12:01 a.m. on   06/01/2026
                                                 (MONTH, DAY, YEAR)   (MONTH, DAY, YEAR)

Item 3. The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $750,000

Item 4. Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $750,000

and the Single Loss Deductible is $0

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverages, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (A) – FIDELITY	$750,000	$0
Insuring Agreement (B) – ON PREMISES	$750,000	$25,000
Insuring Agreement (C) – IN TRANSIT	$750,000	$25,000
Insuring Agreement (D)—FORGERY OR ALTERATION	$750,000	$25,000
Insuring Agreement (E)—SECURITIES	$750,000	$25,000
Insuring Agreement (F) – COUNTERFEIT CURRENCY	$750,000	$25,000
Coverage on Partners	Not Covered	
Optional Insuring Agreements and Coverages:		
Audit Expense	$75,000	$2,500
Claim Expense	$75,000	$2,500
Computer Systems Fraud	$750,000	$25,000
Customer Funds Transfer Fraud	$750,000	$25,000
Facsimile Signature	$750,000	$25,000
Stop Payment Order Liability	$100,000	$10,000
Unauthorized Signatures	$100,000	$25,000
Uncollectible Items of Deposit	$750,000	$2,500

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

	State Fraud Statement	AXIS 104 0415
	Policyholder Notice - Economic And Trade Sanctions	AXIS 906 0316
	Important Information For Virginia Policyholders	AXIS VA901 0315
	Financial Institution Bond (Standard Form No. 14)	TSB 5062b 1087
	Signature Page	AXIS 102AIC 0615
1	Audit Expense Insuring Agreement Rider	AXIS 1012153 0119
2	Claim Expense Insuring Agreement Rider	AXIS 1012155 0119
3	Amend Racketeering Exclusion Rider	AXIS 1012161 0119
4	Amend Fidelity Insuring to Include Larceny and Embezzlement Agreement Rider	AXIS 1012168 0119
5	Amend Valuation Rider	AXIS 1012170 0119
6	Amend Counterfeit Currency or Money Insuring Agreement Rider	AXIS 1012171 0119
7	Unauthorized Signatures Insuring Agreement Rider	AXIS 1012176 0119
8	Protected Information Exclusion Rider	AXIS 1012180 0119
9	Notice of Loss by E-Mail Rider	AXIS 1012189 0119
10	Change of Ownership or Control Notice Rider	AXIS 1012191 0119
11	Customer Funds Transfer Fraud Insuring Agreement with Call Back for Transfers in Excess of the Deductible Rider	AXIS 1012198 0119
12	Amend Ownership or Covered Property Condition Rider	AXIS 1012199 0119
13	Stop Payment Order Liability Insuring Agreement Rider	AXIS 1012200 0119
14	Uncollectible Items of Deposit Insuring Agreement Rider	AXIS 1012202 0119
15	Amend Definition of Employee to Include Affiliated Persons Rider	AXIS 1012203 0119
16	Investment Company No Deductible Rider	AXIS 1012214 0119
17	Computer Systems Fraud Insuring Agreement Rider	AXIS 1012861 0221
18	Amend Exclusion (M) Rider	AXIS 1012869 0421
19	Amend Definition of Property Rider (Does Not Include Non-Fungible Tokens)	AXIS 1012870 0521
20	Insuring Agreement (G) Rider	SR 5907a 1188
21	Virginia Rider	SR61 64c 0694
22	Cryptocurrency Exclusion Rider	SR 6343 0321

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from
  (a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
  (b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,
  while the Property is lodged or deposited within offices or premises located anywhere.
(2) Loss of or damage to
  (a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or
  (b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.
  provided that
    (i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
    (ii) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or
(b) a Transportation Company and being transported in an armored motor vehicle, or
(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
  (i) records, whether recorded in writing or electronically, and
  (ii) Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from
(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.
(2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others
(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
  (a) Certificated Security,
  (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
  (c) Evidence of Debt,
  (d) Instruction to a Federal Reserve Bank of the United States, or
  (e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which
    (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
    (ii) is altered, or
    (iii) is lost or stolen;
(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.
(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a) has occurred or will occur in offices or premises, or
(b) has been caused or will be caused by an employee or employees of such institution, or
(c) has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
(ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

CHANGE OF CONTROL—NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) Employee means

(1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured

to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

    (2)   as respects limited partners the value of such limited partner's(') investment in the Insured.

    (h)   Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

    (i)   Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

    (j)   Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

    (k)   Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

    (l)   Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

    (m)   Negotiable Instrument means any writing
    (1)   signed by the maker or drawer; and
    (2)   containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and
    (3)   is payable on demand or at a definite time; and
    (4)   is payable to order or bearer.

    (n)   Partner means a natural person who
    (1)   is a general partner of the Insured, or
    (2)   is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

    (o)   Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

    (p)   Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
    (1)   a description of the Issue of which the Uncertificated Security is a part;
    (2)   the number of shares or units:
    (a)   transferred to the registered owner;
    (b)   pledged by the registered owner to the registered pledgee;
    (c)   released from pledge by the registered pledgee;
    (d)   registered in the name of the registered owner on the date of the statement; or
    (e)   subject to pledge on the date of the statement;
    (3)   the name and address of the registered owner and registered pledgee;
    (4)   a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and
    (5)   the date:
    (a)   the transfer of the shares or units to the new registered owner of the shares or units was registered;
    (b)   the pledge of the registered pledgee was registered, or
    (c)   of the statement, if it is a periodic or annual statement.

    (q)   Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

    (r)   Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
    (1)   not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
    (2)   of a type commonly dealt in on securities exchanges or markets; and

    (3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

    (s)   Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

    (a)   loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

    (b)   loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

    (c)   loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

    (d)   loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

    (e)   loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

    (f)   loss resulting from any violation by the Insured or by any Employee
    (1)   of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
    (2)   of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

    (g)   loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

    (h)   loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

    (i)   loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

    (j)   damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

    (k)   loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
    (1)   in obtaining credit or funds, or
    (2)   in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or
    (3)   in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,
whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

    (l)   loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat

    (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

    (2) to do damage to the premises or property of the Insured,

except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while

    (1) in the mail, or

    (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured

    (1) in establishing the existence of or amount of loss covered under this bond, or

    (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt threat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a)   In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)   In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c)   Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)   Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

    (1)   submit to examination by the Underwriter and subscribe to the same under oath; and

    (2)   produce for the Underwriter's examination all pertinent records; and

    (3)   cooperate with the Underwriter in all matters pertaining to the loss.

(e)   The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.



SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Andrew Weissert, Secretary   Michael McKenna, President



Rider Number	Effective Date of Rider	Bond Number	Premium
1	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

AUDIT EXPENSE INSURING AGREEMENT RIDER

AUDIT EXPENSE INSURING AGREEMENT COVERAGE SCHEDULE	
Audit Expense Insuring Agreement Single Loss Limit of Liability	**Audit Expense Insuring Agreement Single Loss Deductible**
$75,000	$2,500

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A. The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

AUDIT EXPENSE

Reasonable expenses incurred by the Insured for that part of the cost of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss under Insuring Agreement (A) FIDELITY.

B. The applicable Single Loss Limit of Liability and Single Loss Deductible for the Audit Expense Insuring Agreement are as set forth in the Declarations or in the above schedule. Such limit shall be part of, and not in addition to, the Single Loss Limit of Liability for Insuring Agreement (A) FIDELITY set forth in the Declarations.

C. Paragraph (1) of Exclusion (u) shall not apply to the Audit Expense Insuring Agreement.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
2	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

CLAIM EXPENSE INSURING AGREEMENT RIDER

UDAIT EXPENSE INSRGINM AMGEET ENC UOVEGAME SUHEL RDE	
Claim Expense Insuring Agreement Single Loss Limit of Liability	**Claim Expense Insuring Agreement Single Loss Deductible**
$75,000	$2,500

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A. The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

CLAIM EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss covered under this bond.

B. The applicable Single Loss Limit of Liability and Single Loss Deductible for the Claim Expense Insuring Agreement are as set forth in the Declarations or in the above schedule. Such limit shall be part of, and not in addition to, the Single Loss Limit of Liability for the Insuring Agreement applicable to the loss that is the subject of the valid claim as set forth in the Claim Expense Insuring Agreement.

C. Paragraph (1) of Exclusion (u) shall not apply to the Claim Expense Insuring Agreement.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
3	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

AMEND RACKETEERING EXCLUSION RIDER

It is agreed that Exclusion 2(j) of the EXCLUSIONS section is replaced with the following:

damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this Exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
4	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

AMEND FIDELITY INSURING AGREEMENT TO INCLUDE LARCENY AND EMBEZZLEMENT RIDER

It is agreed that:

A.   Insuring Agreement (A) FIDELITY is replaced with the following:

Loss resulting directly from dishonest or fraudulent acts, including Larceny or Embezzlement, committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1) to cause the Insured to sustain such loss; and

(2) to obtain an improper financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

The term Loans, as used in this Insuring Agreement, means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term Trading, as used in this Insuring Agreement, means trading or other dealing in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

B.   Solely with respect to the coverage provided by this Rider, the term Larceny and Embezzlement shall have the same meaning set forth in Section 37 of The Investment Company Act of 1940.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
5	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

AMEND VALUATION RIDER

It is agreed that the paragraph in the VALUATION condition addressing loss of Money, or loss payable in Money, is replaced with the following:

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange published in *The Wall Street Journal* on the day immediately preceding the date the loss was discovered.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
6	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

AMEND COUNTERFEIT CURRENCY OR MONEY INSURING AGREEMENT RIDER

It is agreed that Insuring Agreement (F) COUNTERFEIT CURRENCY or COUNTERFEIT MONEY, as applicable, is replaced with the following:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada, or any other country.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
7	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

UNAUTHORIZED SIGNATURES INSURING AGREEMENT RIDER

UNAUTHORIZED SIGNATURES INSURING AGREEMENT COVERAGE SCHEDULE	
Unauthorized Signatures Insuring Agreement Single Loss Limit of Liability	**Unauthorized Signatures Insuring Agreement Single Loss Deductible**
$100,000	$25,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.   The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having in good faith and in the ordinary course of business accepted from, paid to, or cashed for a person present on the premises of the Insured, any check, withdrawal order, or draft, made or drawn on a customer's account, which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account; and the Insured must maintain written instructions outlining the acceptance.

B.   The applicable Single Loss Limit of Liability and Single Loss Deductible for the Unauthorized Signatures Insuring Agreement are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
8	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

PROTECTED INFORMATION EXCLUSION RIDER

It is agreed that this bond shall not apply to any loss resulting directly or indirectly from the: (i) theft, disappearance, or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

A. confidential or non-public; or

B. personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard; provided that this shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of tangible Property of the Insured or tangible Property that the Insured is holding for a third party.

Theft of tangible Property does not include the use of confidential or non-public information or personal or personally identifiable information to enable the theft of or disclosure of information.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
9	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

NOTICE OF LOSS BY E-MAIL RIDER

It is agreed that the **CONDITIONS AND LIMITATIONS**, Section 5. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER, paragraph (a), is amended by the addition of the following:

The Insured may provide the Underwriter with such notice of loss by e-mail to the e-mail address set forth below. The date of the Underwriter's receipt of such e-mailed notice shall constitute the date of notice.

Alternatively, the Insured may provide notice of loss to the Underwriter by mailing or faxing such notice to the address or fax number set forth below.

All notices must reference the Bond No. of this bond.


AXIS Insurance
Claims Department
P.O. Box 4470
Alpharetta, GA 30023-4470

Email: USFNOL@axiscapital.com
Phone (Toll-Free): (866) 259-5435
Phone: (678) 746- 9000
Fax: (866) 770-5629


All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
10	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

CHANGE OF OWNERSHIP OR CONTROL NOTICE RIDER

It is agreed that the **GENERAL AGREEMENTS**, CHANGE OF OWNERSHIP – NOTICE or CHANGE OF CONTROL – NOTICE, as applicable, is replaced with the following:

When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give written notice to the Underwriter, as soon as practicable but not later than within 30 days of learning of such change in ownership. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer of ownership interest.

As used in this General Agreement, control shall have the meaning set forth in Section 2(a)(9) of the Investment Company Act of 1940, and means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. A change in ownership of voting securities of a company which results in direct or indirect ownership by a securities holder or an affiliated group of securities holders of more than 25% of such voting securities shall be presumed to result in a change in control for the purpose of giving the required notice.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
11	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

CUSTOMER FUNDS TRANSFER FRAUD INSURING AGREEMENT
WITH CALL BACK FOR TRANSFERS IN EXCESS OF THE DEDUCTIBLE RIDER

CUSTOMER FUNDS TRANSFER FRAUD INSURING AGREEMENT COVERAGE SCHEDULE	
Customer Funds Transfer Fraud Insuring Agreement Single Loss Limit of Liability	**Customer Funds Transfer Fraud Insuring Agreement Single Loss Deductible**
$750,000	$25,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.   The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

CUSTOMER FUNDS TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred a Customer's Money on deposit in an account or Certificated Securities to a person or account outside the Customer's control, in reliance on a fraudulent telephone, telefacsimile, text message or e-mail instruction to the Insured directing such transfer from the Customer's account, which instruction purports and reasonably appears to have originated from an Authorized Transfer Agent, but which, in fact, was issued without the Customer's knowledge or consent by someone other than an Authorized Transfer Agent, subject to the following conditions precedent:

(1)   The instruction included the Customer's password and PIN and any other security codes required by the Insured's written agreement with such Customer ("Verified Instruction").

(2)   The sender of the instruction was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee.

(3)   The instruction was received by an Employee specifically authorized by the Insured to receive and act upon such instructions.

(4)   For any transfer exceeding the amount of the Customer Funds Transfer Fraud Insuring Agreement Single Loss Deductible, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's written agreement with such Customer, or by other verification procedures approved in writing by the Underwriter ("Security Measure").

(5)   The Insured preserved a contemporaneous record of the Verified Instruction and any Security Measure and furnishes both to the Insurer, along with a copy of the Insured's written agreement with the Customer, in the Proof of Loss.

(6)   The Insured asserts any available claims, offsets or defenses against the Customer, any financial institution, any fund administrator or any other party to the transaction.

B.   The applicable Single Loss Limit of Liability and Single Loss Deductible for the Customer Funds Transfer Fraud Insuring Agreement are as set forth in the Declarations or in the above schedule.

C.   Solely with respect to the coverage provided by this Rider:

1.   The following Definitions are added to the DEFINITIONS section:


Authorized Transfer Agent means an employee of the Customer or another financial institution with authority to instruct the Insured to transfer the Customer's Money or Certificated Securities.

Customer means an entity or natural person who has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon a telephone, telefacsimile, text message or e-mail instruction from an Authorized Transfer Agent.

2. The following Exclusions are added to the EXCLUSIONS section:

- loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to the Customer's password, PIN or any other security code;

- loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet unless:

    (1) each ACH entry was individually verified via the call back procedures without regard to the amount of the entry; or

    (2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

3. All loss or losses involving one natural person or one entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a Single Loss.

D. Exclusion (i) does not apply to loss covered under the Customer Funds Transfer Fraud Insuring Agreement.
All other provisions of the bond remain unchanged.


Rider Number	Effective Date of Rider	Bond Number	Premium
12	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

AMEND OWNERSHIP OR COVERED PROPERTY CONDITION RIDER

It is agreed that the **CONDITIONS AND LIMITATIONS**, the OWNERSHIP section or COVERED PROPERTY section, as applicable, is deleted and replaced with the following:

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
13	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

STOP PAYMENT ORDER LIABILITY INSURING AGREEMENT RIDER

STOP PAYMENT ORDER LIABILITY INSURING AGREEMENT COVERAGE SCHEDULE	
Stop Payment Order Liability Insuring Agreement Single Loss Limit of Liability	**Stop Payment Order Liability Insuring Agreement Single Loss Deductible**
$100,000	$10,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.   The Section entitled INSURING AGREEMENTS is amended by the addition of the following new Insuring Agreement:

STOP PAYMENT ORDER LIABILITY

Loss resulting directly from the Insured's legal liability for:

(1)   compliance with or failure to comply with a request by a customer of the Insured, or such customer's authorized agent, to stop payment on any draft made or drawn upon or against the Insured by such customer or such customer's authorized agent; or

(2)   refusal to pay any draft made or drawn upon or against the Insured by a customer of the Insured or such customer's authorized agent.

B.   The applicable Single Loss Limit of Liability and Single Loss Deductible for the Stop Payment Order Liability Insuring Agreement are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
14	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

UNCOLLECTIBLE ITEMS OF DEPOSIT INSURING AGREEMENT RIDER

UNCOLLECTIBLE ITEMS OF DEPOSIT INSURING AGREEMENT COVERAGE SCHEDULE	
Uncollectible Items of Deposit Insuring Agreement Single Loss Limit of Liability	**Uncollectible Items of Deposit Insuring Agreement Single Loss Deductible**
$750,000	$2,500

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A. The INSURING AGREEMENTS schedule is amended by the addition of the following new Insuring Agreement:

UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the Insured having, in good faith, credited its customer's, shareholder's or subscriber's account of any item of deposit which proves to be uncollectible, provided that:

(1) the item was held for a minimum of 5 days before any redemption, withdrawal, dividend payment or share issuance occurs with respect to that item of deposit; and

(2) there was a redemption, withdrawal, dividend payment or share issuance with respect to that item of deposit.

Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

For the purposes of this Insuring Agreement, Item of Deposit means any one or more checks or drafts drawn upon a financial institution in the United States of America.

B. The applicable Single Loss Limit of Liability and Single Loss Deductible for the Uncollectible Items of Deposit Insuring Agreement are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
15	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

AMEND DEFINITION OF EMPLOYEE TO INCLUDE AFFILIATED PERSONS RIDER

It is agreed that the **CONDITIONS AND LIMITATIONS**, the DEFINITIONS section, the Definition of Employee, is amended by the addition of the following:

Employee also means a natural person partner, officer or employee of an investment adviser, underwriter (distributor), transfer agent or shareholder accounting recordkeeper, or administrator for the Insured, but only while performing acts coming within the usual and customary duties of an officer or employee of the Insured or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of the Insured; provided that the adviser, underwriter, transfer agent, recordkeeper or administrator is an affiliated person (as defined in Section 2(a) of the Investment Company Act of 1940) of the Insured.

All other provisions of the bond remain unchanged.



FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
16	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

INVESTMENT COMPANY NO DEDUCTIBLE RIDER

It is agreed that the **CONDITIONS AND LIMITATIONS** are amended as follows:

A. The DEFINITIONS section is amended by the addition of the following Definition:

Investment Company means any investment company registered under the Investment Company Act of 1940.

B. The DEDUCTIBLE AMOUNT section is amended by the addition of the following:

Notwithstanding the foregoing, there shall be no Deductible Amount applicable to any loss under Insuring Agreement A sustained by any Investment Company named as an Insured under this bond.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
17	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT RIDER

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT COVERAGE SCHEDULE	
Computer Systems Fraud Insuring Agreement Single Loss Limit of Liability	**Computer Systems Fraud Insuring Agreement Single Loss Deductible**
$750,000	$25,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A. The INSURING AGREEMENTS section is amended by the addition of the following Insuring Agreement:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent:

(1) entry of Electronic Data or Computer Program into; or

(2) change of Electronic Data or Computer Program within;

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes:

(a) Property to be transferred, paid, or delivered;

(b) an account of the Insured, or of its customer, to be added, deleted, debited, or credited; or

(c) an unauthorized account or a fictitious account to be debited or credited;

without the knowledge or consent of the Insured.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement, or service programs for a Computer System covered by this Insuring Agreement.

B. Solely with respect to the coverage provided by this Rider, the DEFINITIONS section is amended by the addition of the following definitions:

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send Electronic Data.

Computer System means:

(1) computers with related peripheral components, including storage components wherever located;



(2) systems and applications software;

(3) terminal devices; and

(4) related communications networks;

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

C. Solely with respect to the coverage provided by this Rider, the EXCLUSIONS section is amended by the addition of the following Exclusions:

loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, including but not limited to Social Engineering Fraud, regardless of any deductible amount or limit of liability;

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider, and such liability would have been be imposed on the Insured regardless of the existence of such contract;

loss resulting directly or indirectly from negotiable instruments, securities, documents, or other written instruments which bear a forged signature, or are counterfeit, altered, or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

loss resulting directly or indirectly from:

(1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance, or electrical surge which affects a Computer System;

(2) failure or breakdown of Electronic Data processing media; or

(3) error or omission in programming or processing;

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

D. Notwithstanding anything to the contrary with respect to any similar Exclusion set forth in any Protected Information Exclusion Rider attached to this bond, solely with respect to the coverage provided by this Rider, the EXCLUSIONS section is amended by the addition of the following Exclusion:

loss resulting directly or indirectly from the: (1) theft, disappearance, or destruction of; (2) unauthorized use or disclosure of; (3) unauthorized access to; or (4) failure to protect any:

(a) confidential or non-public information; or

(b) personal or personally identifiable information;

that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard, except that this shall not apply to the extent that any unauthorized use or disclosure of such information subsequently results in a direct loss otherwise covered under the Computer Systems Fraud Insuring Agreement.

E. The exclusion below, found in the EXCLUSIONS section of financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.



"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

F.   The Single Loss Defined subsection of the LIMIT OF LIABILITY section is amended by the addition of the following:

Solely with respect to the Computer Systems Fraud Insuring Agreement, all loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individuals and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

G.   The applicable Single Loss Limit of Liability and Single Loss Deductible for the Computer Systems Fraud Insuring Agreement are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
18	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

AMEND EXCLUSION (M) RIDER

It is agreed that the Section entitled **CONDITIONS AND LIMITATIONS**, the Section entitled EXCLUSIONS, exclusion (m) is replaced with the following:

(m) loss resulting directly or indirectly from surrender of property as a result of:

    (1) kidnaping,

    (2) payment of ransom or any extortion-related payment,

    (3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

    (4) actual disappearance, damage, destruction, confiscation, or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when resulting from threats of bodily harm to the custodian of the property as described in (3) above,

    except when covered under Insuring Agreement (A);

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
19	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

AMEND DEFINITION OF PROPERTY RIDER
(DOES NOT INCLUDE NON-FUNGIBLE TOKENS)

It is agreed that the Section entitled **CONDITIONS AND LIMITATIONS**, the Section entitled DEFINITIONS, the definition of Property is amended by the addition of the following:

Notwithstanding the foregoing, Property does not include non-fungible tokens.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
20	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

INSURING AGREEMENT (G) RIDER

INSURING AGREEMENT (G) COVERAGE SCHEDULE	
Insuring Agreement (G) **Single Loss Limit of Liability**	**Insuring Agreement (G)** **Single Loss Deductible**
$750,000	$25,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

1. The attached bond is hereby amended by adding an additional Insuring Agreement as follows:

    (G) Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

    (a) such facsimile signature is used on a document

        (1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

        (2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

    (b) the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

    (c) this Insuring Agreement (G) shall not apply to any Certificated Securities which are Counterfeit.

2. Sub-sections (a) and (e) of Section 2. of the attached bond shall not apply to Insuring Agreement (G).

3. The applicable Single Loss Limit of Liability and Single Loss Deductible for Insuring Agreement (G) are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
21	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

VIRGINIA RIDER

It is agreed that:

1. Any reference to arbitration in the bond/policy is removed.

2. The General Agreement entitled "Representation of Insured" and the "Representation" paragraph found in the application are deleted and replaced by the following:

REPRESENTATION OF INSURED

The Insured represents that the information furnished in the application for this bond/policy is complete, true and correct. Such application constitutes part of this bond/policy.

Any misrepresentation, omission, concealment or any incorrect statement of a material fact, in the application or otherwise, may be grounds for the rescission of this bond/policy.

3. The following is inserted as the final paragraphs of the Section entitled "Termination or Cancelation":

Premium to be returned in the event of termination of this bond/policy shall be determined as follows:

First, any unearned premium for the unexpired term of the bond/policy period shall be the original premium minus the greater of the earned premium computed on the basis of either:

   (i) the percentage developed by dividing paid losses during the bond/policy period by the annual aggregate limit of liability, or

   (ii) the percentage developed by dividing the elapsed time of the bond/policy period by the bond/policy period.

Second, the dollar amount of the unearned premium so determined shall be returned accordingly:

   (i) if the bond/policy is canceled at the Underwriter's/Company's request, or if coverage is being canceled and rewritten, the entire amount shall be returned, or

   (ii) if the bond is canceled at the Insured's request 90% of the amount shall be returned.

4. An additional Section entitled "Rights After Termination or Cancelation" is added as follows:

RIGHTS AFTER TERMINATION OR CANCELATION

If this bond/policy terminates as provided in part (a) of the first paragraph of the Section entitled "Termination or Cancelation", the Insured may give to the Underwriter/Company notice that it desires under this bond/policy an additional period of 60 days within which to discover loss sustained by the Insured prior to the effective date of such cancelation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter/Company shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

   (a) on the effective date of any other Insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond/policy, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

   (b) upon any takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose



without the necessity of the Underwriter/Company giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter/Company shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to takeover the Insured's business for the operation or for the liquidation thereof or for any other purpose.

5.   This rider/endorsement is effective as of the time the attached bond/policy is effective.

All other provisions of the bond remain unchanged.



Rider Number	Effective Date of Rider	Bond Number	Premium
22	12:01 a.m. on 06/01/2025	P-001-001590685-01	N/A

CRYPTOCURRENCY EXCLUSION RIDER

It is agreed that:

A. The attached bond is amended by adding to Section 2. EXCLUSIONS - **CONDITIONS AND LIMITATIONS**, the following:

loss resulting directly or indirectly from the theft, disappearance or destruction of Cryptocurrency or from the change in value of Cryptocurrency.

B. The attached bond is amended by adding to the bond **CONDITIONS AND LIMITATIONS**, Section 1. DEFINITIONS the following:

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central authority, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units from one person to another.

All other provisions of the bond remain unchanged.

The Aegis Funds

Proposed Resolution

Resolution Approving Fidelity Bond Coverage

The Trustees will be asked to approve the following resolutions:

The Aegis Funds

> **RESOLVED,** that having determined that the fidelity bond (the "Bond") covering The Aegis Funds (the "Trust"), on behalf of the Aegis Value Fund (the "Fund"), issued by Axis in the principal amount of $750,000, which provides $750,000 in coverage for the Fund for an annual premium of $1,464, which is paid by the Fund, is reasonable and in the best interests of the Trust and the Fund, the Bond and the terms and amounts related thereto be, and hereby are, ratified and approved; and

> **FURTHER RESOLVED,** that the actions of the officers of the Trust heretofore with respect to executing and delivering such fidelity bond documents and making such filings as may be necessary to effect the fidelity bond coverage contemplated thereby, be, and hereby are, ratified and approved and such officers be and hereby are authorized to take such actions as are necessary and appropriate with respect to maintaining Bond coverage for the Fund to the extent required by applicable law, including to increase such coverage as may be necessary to meet the requirements of the 1940 Act and the rules and regulations thereunder.

Aegis Mutual Funds

Rule 17g-1(g)(1) A

A premium of $1,464 has been paid by The Aegis Funds for $750,000 of Fidelity Bond coverage. Fidelity Bond Policy covers June 1, 2025 to June 1, 2026.